400 Berwyn Park
899 Cassatt Road
Berwyn, PA 19312-1183
610.640.7800
Fax 610.640.7835

Christopher S. Miller
direct dial: +1 610 640 7837
direct fax: +1 610 640 7835
millerc@pepperlaw.com
October 16, 2007
VIA EDGAR
Mail Stop 6010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549-6010
Attn: Mr. Gregory S. Belliston

Re:	PolyMedix, Inc.
Registration Statement on Form SB-2, Amendment 1
Filed October 4, 2007
File Number 333-146180
Dear Mr. Belliston:
          On behalf of PolyMedix, Inc. (the “Company”), we are responding to comments by the staff of the Securities and Exchange Commission contained in your letter dated October 9, 2007, relating to the Company’s Registration Statement on Form SB-2, Amendment 1 (Reg. No. 333-146180) filed October 4, 2007 (the “Registration Statement”).
1. We note your response to comment 1. As the staff informed the company’s counsel in a telephone conversation on October 3, 2007, since you plan to print and circulate a preliminary prospectus, you should disclose in a pre-effective amendment prior to circulation the number of common shares and warrants that will be included in each unit. Please confirm that you will do so.

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United States Securities and Exchange Commission

Company Response
          As requested, the Company will disclose prior to circulation the number of common shares and warrants that will be included in each unit in a pre-effective amendment to the Registration Statement.
2. We note the revisions pursuant to comment 2. We reissue the comment because you have not provided the requested disclosure. Please disclose the price of a unit, a price range, or a formula upon which the price will be set, as applicable.
Company Response
          As requested, the Company will disclose a price range.
          We thank you for your prompt attention to this letter responding to your comments and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to my attention at 610.640.7837.

Best regards,
/s/ Christopher S. Miller
Christopher S. Miller

cc:	Nicholas Landekic, President and Chief Executive Officer, PolyMedix, Inc.